

June 3, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Global X Funds
        Issuer CIK: 0001432353
        Issuer File Number: 333-151713 / 811-22209
        Form Type: 8-A12B
        Filing Date: June 3, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Global X Bitcoin Covered Call ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications